(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	September 28, 2012

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust):
Fidelity International Real Estate Fund Fidelity Real Estate Investment Portfolio Fidelity Telecom and Utilities Fund (the funds)
File Nos. (002-69972) and (811-03114)
Post-Effective Amendment No. 97

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 97 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity International Real Estate Fund, Fidelity Real Estate Investment Portfolio, and Fidelity Telecom and Utilities Fund as new series of the trust.

This filing contains the Prospectuses and Statements of Additional Information for the funds.

Pursuant to Rule 485(a), the trust elects an effective date of December 14, 2012. We request your comments by October 29, 2012.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Nicole Garceau
Nicole Garceau
Legal Product Group